Exhibit 28(d)(6)

INVESTMENT SUB-ADVISORY AGREEMENT

(SECURIAN FUNDS TRUST)

THIS AGREEMENT, made as of the 1st day of May, 2014, by and between Advantus Capital Management, Inc., a Minnesota corporation, registered as an Investment Adviser under the Investment Advisers Act of 1940 (the “Adviser”) and T. Rowe Price Associates, Inc., a Maryland corporation registered as an Investment Adviser under the Investment Advisers Act of 1940 (the “Sub-Adviser”).

WHEREAS, the Adviser is the Investment Adviser to Securian Funds Trust, (the “Trust”), each of whose series or funds operates as an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Adviser desires to retain the Sub-Adviser to furnish it with portfolio selection and related research and statistical services in connection with the Adviser’s investment advisory activities on behalf of the Trust’s SFT T. Rowe Price Value Fund (hereinafter the “Fund”), and the Sub-Adviser desires to furnish such services to the Adviser; and

NOW, THEREFORE, in consideration of the premises and the terms and conditions hereinafter set forth, it is agreed as follows:

1.	APPOINTMENT OF SUB-ADVISER

In accordance with and subject to the Investment Advisory Agreement between the Trust and the Adviser, the Adviser hereby appoints the Sub-Adviser to perform portfolio selection services described herein for the investment and reinvestment of the Fund, subject to the control and direction of the Trust’s Board of Trustees, for the period and on the terms hereinafter set forth. The Sub-Adviser accepts such appointment and agrees to furnish the services hereinafter set forth for the compensation described herein. The Sub-Adviser shall for all purposes herein be deemed to be an independent contractor and shall, except as expressly provided or authorized herein, have no authority to act for or represent the Trust or the Adviser in any way or otherwise be deemed an agent of the Trust or the Adviser.

2.	OBLIGATIONS OF AND SERVICES TO BE PROVIDED BY SUB-ADVISER

(a)	Subject always to the direction and control of the Trustees of the Trust, the Sub-Adviser will manage the investments and determine the composition of the assets of the Fund in accordance with the Fund’s investment objective, investment policies and limitations set forth in the Trust’s registration statement, as amended, or as subsequently amended in writing. In fulfilling its obligations to manage the investments and reinvestments of the assets of the Fund, the Sub-Adviser will:

(1)	Investment Plan

(i)	obtain and evaluate pertinent economic, statistical, financial and other information affecting the economy generally and individual companies or industries the securities of which are included in the Fund or are under consideration for inclusion therein;

(ii)	formulate and implement a continuous investment program for the Fund consistent with the investment objective and related investment policies for such Fund as set forth in the Trust’s registration statement, as amended;

(iii)	take such steps as are necessary to implement the aforementioned investment program by purchase and sale of securities and other instruments, including the placing of orders for such purchases and sales, entering into derivative transactions (if applicable) and by managing all cash in the Fund;

(iv)	if applicable, purchase, sell, exchange or convert foreign currency in the spot or forward markets in connection with portfolio trades as agent, at the market rate, as determined by the Sub-Adviser in its sole discretion. Conversion of currencies into and out of the base currency of the Fund in restricted markets and, unless agreed otherwise by the Sub-Adviser, generally income repatriation transactions will be the responsibility of the Fund’s custodian (the “Custodian”), not of the Sub-adviser. To the extent that the Fund’s custodian performs such transactions, the Sub-Adviser shall not have the ability to control such transactions and will be limited in its ability to assess the quality of such transactions. In addition, whether a market is considered to be restricted will depend on a number of factors, including, but not limited to, country specific statutory documentation requirements, country specific structural risks and convertibility issues. Accordingly, the Sub-Adviser shall be entitled to consult with third parties, including, but not limited to, broker-dealers and custodians, and rely upon such information in making a good faith determination on whether a market is considered restricted.

(v)	if applicable, manage required collateral levels in connection with the investment and reinvestment of the assets of the Funds. If applicable, the Sub-Adviser will provide instructions to the Custodian to post collateral and to call for collateral from counterparties, as necessary, and will arrange for the transmission to the Custodian on a daily basis such confirmation, trade tickets, and other identifying information (including, but not limited to, Cusip, Sedol, or other numbers that identify the securities to be purchased or sold on behalf of the Fund) as may be reasonably necessary to enable the Custodian to perform its administrative and recordkeeping responsibilities with respect to the Fund. If applicable, the Sub-Adviser will provide reports with respect to its collateral management activities as requested by the Adviser;

(vi)	regularly report to the Trustees of the Trust with respect to the implementation of these investment programs;

(vii)	provide assistance with the fair value of securities held by the Fund for which market quotations are not readily available or which may be identified for review from time to time by either the Trust or the Sub-Adviser;

(viii)	notify Adviser of securities in the Fund that are fair valued by the Sub-Adviser pursuant to the Sub-Adviser’s valuation policies; and

(ix)	review portions of the Trust’s registration statement applicable to Sub-adviser on an annual basis and provide proposed revisions to Adviser.

(2)	Investment Objectives, Policies, Practices and Restrictions

In managing the investments of and determining the composition of the assets of the Fund and in performing its other services and obligations hereunder, the Sub-Adviser shall: (i) be subject to the applicable provisions of the Agreement and Declaration of Trust, the Bylaws, the Registration Statement, the current Prospectus and Statement of Additional Information as provided to the Sub-Adviser; (ii) comply with the investment objectives, policies and restrictions of the Fund as set forth in the registration statement of the Fund, as from time to time amended or supplemented as provided to the Sub-Adviser; (iii) comply with all policies, guidelines, instructions and procedures approved by the Board or the Adviser with respect to the Fund and furnished to the Sub-Adviser; (iv) comply with all applicable requirements of the Investment Advisers Act, the Investment Company Act and the rules and regulations under each thereof, as the same may be amended from time to time; (v) cause the Fund to comply with (a) the diversification requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as a regulated investment company (if and for so long as the Fund seeks to qualify as a regulated investment company under the Code) and (b) the diversification requirements under Subchapter L, including the requirements of Regulation 1.817-5, of the Code; and (vi) comply with all other applicable law, rules and regulations. The Adviser acknowledges that to the extent that the Sub-Adviser has agreed to perform the investment compliance monitoring specified in this Agreement and instructions from the Adviser, the Sub-Adviser shall not be held liable under this Subadvisory Agreement for liability arising out of a difference between Sub-Adviser’s internal books and the official books and records of the Fund so long as it performs such services in accordance with the Subadvisory Agreement based upon the Sub-Adviser’s internal books and records and such instructions provided by the Fund or the Adviser , provided Sub-Adviser has been afforded a reasonable amount of time to implement any such instructions. In addition, the Sub-Adviser shall maintain compliance procedures for its management of the Fund that the Sub-Adviser reasonably believes are adequate to ensure its and the Fund’s compliance with the foregoing.

During the term of the Agreement, the Sub-Adviser will monitor the Fund’s compliance with the trading restrictions set forth in subsection (c)(2)(iii) of CFTC Rule 4.5. The Sub-Adviser represents that it is currently exempt from registration as a commodity trading adviser with respect to the Fund.

(3)	Cash Management and Short-Term Investment Funds

(i)	The Adviser will arrange with the Custodian to have a Short-Term Investment Fund (“STIF”) available to be used as a weep vehicle for the short-term investment of cash for the Fund. The Sub-Adviser agrees to use this STIF for the short-term investment of cash, provided that such investment is consistent with the Fund’s Registration Statement and applicable law.

(ii)	The Sub-Adviser agrees that the management of the cash is the Sub-Adviser’s responsibility, and agrees that the cash will be managed in full compliance with any applicable restrictions set forth in the Fund’s Registration Statement. Unless advised in writing to the contrary, the Sub-Adviser may invest the cash reserves of the Fund in T. Rowe Price Reserve Investment Fund (“RIF”) or T. Rowe Price Government Reserve Investment Fund (“GRIF”) which are internal money market funds available for use only by clients of the Sub-Adviser for short-term investments. The purchase and sale of shares of RIF and GRIF are subject to the terms of their current prospectuses. The Sub-Adviser is authorized to open an account with RIF or GRIF in the Adviser’s name and to establish telephone services for such account. The person signing this Agreement on behalf of Adviser (a) acknowledges receipt of the current prospectuses for RIF and GRIF which includes the reasons the sub-Adviser considers RIF and GRIF investments appropriate for the Fund and (b) approves the advisory fees payable directly hereunder regarding assets investment in RIF and GRIF in addition to the non-advisory administrative fees and expenses paid by RIF and GRIF (that include fees paid to affiliates of the Sub-Adviser). RIF and GRIF do not charge an advisory fee; therefore there will be no double billing of advisory fees.

(4)	Electronic Delivery of Daily Trade File and Daily Holdings

(i)	In connection with the purchase and sale of securities of the Fund, the Sub-Adviser shall deliver to the Fund’s Accountant (“State Street”), by no later than 6 p.m. Central Time on each trading day, a trade file with respect to securities and other instruments purchased or sold on such trading day, if any, using a secure electronic system established by State Street. Financial futures contracts will not be utilized by the Sub-Adviser, even if allowed by the Fund’s prospectus and statement of additional information, unless permission is received from Adviser and a method of communicating trades to State Street is mutually agreed upon. Using a secure electronic system established by Sub-Adviser, Sub-Adviser will deliver to Adviser by no later than noon Central Time on trade date plus one, a complete list of investments held by the Fund on a daily basis. Sub-Adviser agrees to reconcile these holdings with the Custodian on a monthly basis.

(ii)	Revisions to or cancellations of trades must be provided by Sub-Adviser to State Street using a secure electronic system established by State Street by no later than 2:00 p.m. Central Time on trade date plus one. If a revision or cancellation is made after this deadline, Sub-Adviser will promptly notify State Street.

(5)	Investment in New Securities

Sub-Adviser shall provide assistance to the Adviser and the Fund’s Custodian and account, upon request, to enable the proper set up of new securities purchased by the Fund on the date of the trade.

(6)	Trade Affirmation and Settlement

(i)	The Sub-Adviser shall affirm and direct the Custodian to settle each trade made by the Sub-Adviser on behalf of the Fund and shall advise brokers to list Adviser as an Interested Party on all Depository Trust Company (“DTC”) confirms, supplying Adviser’s DTC number as 71567. Sub-Adviser shall use its best efforts to affirm all trades by no later than 11:00 a.m. Central Time on trade date plus one.

(ii)	With respect to portfolio securities to be purchased or sold through DTC, the Sub-Adviser shall arrange for the automatic transmission of the I.D. confirmation of the trade to the Custodian of the Fund. For non-DTC eligible trades, Sub-Adviser will use SWIFT messaging to communicate all trades to the Custodian by no later than 11:00 a.m. Central Time on trade date plus one.

(iii)	Sub-Adviser will work directly with Custodian and/or any applicable broker to resolve any trade-related issues (including, but not limited to re-registration of physical certificates, denominational breakdowns, exchanges, etc.).

(iv)	Sub-Adviser agrees to monitor any failing trades and to use its best efforts to work proactively to resolve these issues, and seek reimbursement from third parties as appropriate. Sub-Adviser agrees to reimburse the Fund for any compensating interest due because of failing trades if Sub-Adviser does not meet the standard of care provisions referenced in section 15 of this Agreement.

(7)	Corporate and Class Actions

(i)	Sub-Adviser has the obligation to determine the Fund’s participation in voluntary corporate actions and will work with appropriate parties to facilitate voluntary corporate action and class action processing.

(ii)	Upon request, Sub-Adviser will provide appropriate details to Adviser related to all voluntary corporate actions and class actions.

(iii)	Sub-Adviser shall have the obligation to determine whether to file proof of claim forms in connection with any litigation or other proceeding based upon the Sub-Adviser’s records. In determining whether to file proof of claim forms, the Sub-Adviser will use reasonable discretion. The Adviser will forward, or instruct the Custodian to forward, all proof of claim forms and related materials to the Sub-Adviser upon receipt. The Sub-Adviser shall not be liable for failure to file such forms in the event appropriate materials are not received by the Sub-Adviser in a timely manner.

(8)	Proxy Voting

Sub-Adviser is responsible for voting all proxies on behalf of the securities held by the Fund in accordance with proxy voting policies and procedures adopted by the Trust. Sub-Adviser shall consult with Adviser as requested by Adviser on proxy voting matters.

(9)	Securities Lending

The Adviser may at some point during the existence of this Agreement enter into a securities lending agreement with the Custodian or another party to have the securities of the Fund placed on loan for a fee. If the Adviser does enter into such agreement, the Sub-Adviser will not be a party to or aware of such lending activities. Adviser will notify the Sub-Adviser of such agreement. The Adviser agrees not to enter into such an agreement without the counterparty agreeing to contractual settlement, thereby guaranteeing the return of any securities on loan when requested by the Custodian in connection with settlements of transactions initiated by the Sub-Adviser. The Sub-Adviser shall have no responsibility for settlement delay or failed trades or any related costs resulting from any such securities lending program.

(10)	Commission Recapture

Sub-Adviser understands that Adviser may, on occasion, enter into agreements for commission recapture with certain brokers. Sub-Adviser agrees to follow Adviser’s direction, to the extent it complies with Sub-Adviser’s directed brokerage policy, regarding commission recapture subject to best execution and applicable laws and regulations including those of self-regulatory organizations.

(11)	Broker Selection

The Sub-Adviser will select brokers, dealers, futures commission merchants and other counterparties to effect all transactions for the Fund, including without limitation, with respect to transactions in securities, derivatives, foreign currency exchange, commodities and/or any other investments. The Sub-Adviser will place all orders with brokers, dealers, counterparties or issuers, and will negotiate brokerage commissions, spreads and other financial and non-financial terms, as applicable. The Sub-Adviser will always seek the best execution in the circumstances in all transactions. Subject to the foregoing, the Sub-Adviser is directed at all times to seek to execute transactions for the Fund in accordance with Sub-Advisers trading policies, as disclosed by the Sub-Adviser to the Fund from time to time, but in all cases subject to policies and practices established by the Fund and described in the Trust’s registration statement. Notwithstanding the foregoing, the Sub-Adviser may pay a broker-dealer that provides research and brokerage services a higher spread or commission for a particular transaction than otherwise might have been charged by another broker-dealer to the extent permitted by Section 28(e) of the Securities Exchange Act of 1934 and by the Trust’s registration statement, if the Sub-Adviser determines that the higher spread or commission is reasonable in relation to the value of the brokerage and research services that such broker-dealer provides, viewed in terms of either the particular transaction or the Sub-Adviser’s overall responsibilities with respect to accounts managed by the Sub-Adviser. The Sub-Adviser may use for the benefit of the Sub-Adviser’s other clients, or make available to companies affiliated with the Sub-Adviser or to its directors for the benefit of its clients, any such brokerage and research services that the Sub-Adviser obtains from brokers or dealers.

(12)	Books and Records

The Sub-Adviser will maintain all accounts, books and records with respect to the Fund as are required of an investment adviser of a registered investment company pursuant to the Investment Company Act of 1940, as amended (the “Investment Company Act”), and Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”), and the rules thereunder. All records pertaining to the Sub-Adviser’s management of the Fund shall be the property of the Trust and shall be available for inspection and use, upon reasonable notice and during normal business hours, by the Securities and Exchange Commission, state regulators, Adviser, or any person retained by the Trust. Where applicable, such records shall be maintained by the Sub-Adviser for the period and in the place required by Rule 31a-2 under the 1940 Act.

(13)	Investment Activity and Portfolio Composition Reporting

The Sub-Adviser shall render such reports to the Adviser and/or to the Trust’s Board of Trustees concerning the investment activity and portfolio composition of the Fund in such form and at such intervals as the Adviser or the Board may from time to time reasonably request.

(14)	Aggregation of Trades and Trade Allocations

On occasions when the Sub-Adviser deems the purchase or sale of a security to be in the best interest of the Fund as well as other customers, the Sub-Adviser, to the extent permitted by applicable law and as provided in its policies and procedures and as described in the Sub-Adviser’s Form ADV Part 2A, may, but is not required to, aggregate the securities to be so sold or purchased in order to obtain the best execution or lower brokerage commissions, if any. The Sub-Adviser also may purchase or sell a particular security for one or more customers in different amounts. On either occasion, and to the extent permitted by applicable law and regulations, allocation of the securities so purchased or sold, as well as the expenses incurred in the transaction, will be made by the Sub-Adviser in the manner it considers to be the most equitable and consistent with its fiduciary obligations to the Fund and to such other customers. In no instance, however, will the Fund’s assets be purchased from or sold to the Adviser, the Sub-Adviser, the Trust’s principal underwriter, or any affiliated person of either the Trust, the Adviser, the Sub-Adviser or the principal underwriter, acting as principal in the transaction, except to the extent permitted by the SEC and the 1940 Act.

(15)	Initial Public Offering (IPO)

Sub-Adviser maintains procedures which allow for the Fund to participate as a buyer in underwritten public offerings in which entities affiliated with Sub-Adviser are selling shares. Additionally, Sub-Adviser maintains procedures which allow for the Fund to participate as a seller shareholder in underwritten public offerings in which entities affiliated with Sub-Adviser are buying shares. Sub-Adviser will report to Adviser quarterly all purchases and sales that were effected pursuant to such procedure during the preceding quarter.

3.	DUTIES OF ADVISER

(a) The Adviser shall continue to have responsibility for all services to be provided to the Fund pursuant to its advisory agreement with the Trust other than those delegated to the Sub-Adviser and shall oversee and review the Sub-Adviser’s performance of its duties under this Agreement.

(b) The Adviser agrees to provide or complete, as the case may be, the following prior to the commencement of the Sub-Adviser’s investment advisory services as specified under this Agreement.

(i) A list of first tier affiliates and second tier affiliates (i.e. affiliates of affiliates) of the Fund; and

(ii) A copy of the current applicable compliance procedures for each Fund that are applicable to the Subadvisory services provided to the Fund.

4.	COMPLIANCE WITH COMMODITY EXCHANGE ACT REGULATIONS

(a)	The Adviser hereby represents and warrants to the Sub-Adviser that:

(1) as of the date of this Agreement, either the Adviser or the Trust (in such capacity, the “CPO”), with respect to the Fund, is excluded from the definition of commodity pool operator pursuant to Commodity Futures Trading Commission (“CFTC”) Regulation 4.5 and the CPO, on behalf of the Fund, will file the notice if required by CFTC Regulation 4.5(c) and shall refile such notice annually;

(2) as of the date of this Agreement, the Adviser is exempt from registration as a commodity trading advisor with respect to the Fund under CFTC Regulation 4.14(a)(5) or CFTC Regulation 4.14(a)(8), will file notice if required under CFTC Regulation 4.14(a)(8) and shall refile such notice annually if required; and

(3) as of the date of this Agreement, the Fund is an “eligible contract participant” within the meaning of Section 1a(18) of the Commodity Exchange Act, as amended (“CEA”).

(b)	The Sub-Adviser hereby represents and warrants to the Adviser that:

(1) as of the date of this Agreement, the Sub-Adviser is exempt from registration as a commodity trading advisor under CFTC Regulation 4.14(a)(8) with respect to the Fund, will file the notice if required under CFTC Regulation 4.14(a)(8) and shall refile such notice annually if required; and

(2) Sub-Adviser will monitor the Fund’s compliance with the trading restrictions in CFTC Regulation 4.5(c)(2)(iii) unless otherwise agreed with the Adviser in writing.

(c)	The Adviser and the Sub-Adviser each further agrees:

(1) Adviser and Sub-Adviser shall each comply with all requirements of the CEA and then-current CFTC regulations that apply to Adviser and Sub-Adviser, respectively, with respect to the Fund; and

(2) Sub-Adviser shall provide reasonable cooperation to the Adviser and Adviser shall provide reasonable cooperation to the Sub-Adviser in fulfilling, or causing to be fulfilled, any disclosure or reporting requirements applicable to such party with respect to the Fund under the CEA and/or then-current CFTC regulations.

5.	PAY TO PLAY

The Adviser and Subadviser each represent that it relies on the relief provided by the SEC No-Action Letter to the Investment Company Institute, dated September 12, 2011 (the “No-Action Letter”) regarding maintaining a list of “government entities” as required under Rule 204.2(a)(18)(i)(B) of the Advisers Act. Should the Adviser decide not to avail itself of the relief provided in the No-Action Letter in the future, it will provide such information to the Sub-Adviser.

6.	EXPENSES

During the term of this Agreement, the Sub-Adviser will pay all of its own expenses incurred in connection with its activities under this Agreement. All brokerage, other transaction related expenses, and custodial expenses relating to the operation of the Fund shall be borne by the Trust.

7.	COMPENSATION

In payment for the investment sub-advisory services to be rendered by the Sub-Adviser in respect of the Fund, the Adviser shall pay to the Sub-Adviser a fee, determined as described on Exhibit A, attached hereto and made a part hereof.

8.	DURATION AND TERMINATION OF AGREEMENT

This Agreement shall not become effective unless and until it is approved by the Board of Trustees of the Trust, including a majority of the members who are not “interested persons” to parties to this Agreement, by a vote cast in person at a meeting called for the purpose of voting such approval.

This Agreement shall continue in effect for a period more than two years from the date of this Agreement, only so long as such continuance is specifically approved at least annually by a vote of the holders of the majority of the outstanding voting securities of the Fund, or by a vote of the majority of the Trust’s Board of Trustees, and further provided that such continuance is also approved annually by a vote of the majority of the Trust’s Board of Trustees who are not parties to this Agreement or interested persons of parties hereto, cast in person at a meeting called for the purpose of voting on such approval. This Agreement may be terminated at any time without payment of penalty: (i) by the Trust’s Board of Trustees or by a vote of a majority of the outstanding voting securities of the Fund on sixty (60) days’ prior written notice, or (ii) by either party hereto upon sixty (60) days’ prior written notice to the other. This Agreement will terminate automatically upon any termination of the Investment Advisory Agreement between the Trust and the Adviser or in the event of its assignment. The terms “interested person,” “assignment” and “vote of a majority of the outstanding voting securities” shall have the meanings set forth in the 1940 Act.

9.	LIABILITY

Neither the Sub-Adviser nor any of its directors, officers or employees shall be liable to the Adviser, Trust or the Fund for any loss suffered by the Adviser, or any action taken upon instructions of the Adviser, Trust or the Fund resulting from its acts or omissions as Sub-Adviser to the Fund, except for losses resulting from willful misfeasance, bad faith, or gross negligence in the performance of, or from the reckless disregard of, the duties of the Sub-Adviser or any of its directors, officers or employees. Notwithstanding the foregoing, if there is a higher standard of care imposed by applicable law or this Agreement, such standard will apply under this Agreement.

10.	OTHER CLIENTS OF SUB-ADVISER

The Adviser understands that the Sub-Adviser now acts, or may act in the future, as investment adviser to other managed accounts, including other investment companies, and the Adviser has no objection to the Sub-Adviser so acting, provided that the Sub-Adviser duly performs all obligations under this Agreement. The Adviser also understands that the Sub-Adviser may give advice and take action with respect to any of its other clients or for its own account which may differ from the timing or nature of action taken by the Sub-Adviser with respect to the Fund. Nothing in this Agreement shall impose upon the Sub-Adviser any obligation to purchase or sell, with respect to the Fund, any security which the Sub-Adviser or its shareholders, directors, officers, employees or affiliates may purchase or sell for its or their own account(s) or for the account of any other client.

11.	OTHER SUBADVISERS

With respect to the Fund, (i) the Sub-Adviser will not consult with any other sub-adviser to the Fund (including, in the case of an offering of securities subject to Section 10(f) of the 1940 Act, any sub-adviser that is a principal underwriter or an affiliated person of a principal underwriter of such offering) concerning transactions for the Fund in securities or other assets; (ii) the Sub-Adviser will provide advice and otherwise perform services hereunder exclusively with respect to the assets of the Fund; and (iii) may not consult with any other sub-adviser of the Trust, if any, or the sub-advisers to any other investment company (or separate series of an investment company) managed by the Adviser concerning the Trust’s transactions in securities or other assets for any investment portfolio of the Trusts, including the Fund, except that such consultations are permitted between the current and successor sub-adviser of the Fund in order to effect an orderly transition of the sub-advisory duties so long as such consultation are not concerning transactions prohibited by Section 17(a) of the 1940 Act.

12.	OTHER BUSINESS ACTIVITIES OF SUB-ADVISER

Except to the extent necessary to perform its obligations hereunder, nothing herein shall be deemed to limit or restrict the right of the Sub-Adviser, or the right of any of its officers, directors or employees who may also be an officer, director or employee of the Trust, or persons otherwise affiliated with the Trust (within the meaning of the 1940 Act) to engage in any other business or to devote time and attention to the management or other aspects of any other business, whether of a similar or dissimilar nature, or to render services of any kind to any other trust, corporation, firm, individual or association.

13.	REPRESENTATIONS

Each party hereby represents and warrants that:

(a) It is registered as an investment adviser under the Investment Advisers Act of 1940 and that such registration is currently effective and will remain effective throughout the term of this Agreement.

(b) It has all requisite authority to enter into and execute this Agreement.

(c) Its performance of its obligations under this Agreement does not conflict with any law, regulation or order to which it is subject.

14.	AMENDMENTS TO THE AGREEMENT

This Agreement may be amended by and instrument in writing signed by both parties and only if such amendment is specifically approved by the vote of a majority of the Trustees of the Trust who are not interested persons of any party to this Agreement cast in person at a meeting called for the purpose of voting on such approval. Any required shareholder approval shall be effective if a majority of the outstanding voting securities of the Fund vote to approve the amendment.

15.	PROVISION OF CERTAIN INFORMATION BY SUB-ADVISER

The Sub-Adviser will promptly notify the Adviser in writing of the occurrence of any of the following events:

a.	the Sub-Adviser fails to be registered as an investment adviser under the Investment Advisers Act or under the laws of any jurisdiction in which the Sub-Adviser is required to be registered as an investment adviser in order to perform its obligations under this Agreement;

b.	the Sub-Adviser is served or otherwise receives notice of any action, suit, proceeding, inquiry or investigation, at law or in equity, before or by any court, public board or body, involving the affairs of the Fund; and

c.	any change in actual control or management of the Sub-Adviser or any change in the Fund managers of the Fund,

16.	STANDARD OF CARE

The Sub-Adviser will perform its duties hereunder with the care, skill, prudence, and diligence under the circumstances then prevailing that a prudent person acting in like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims. The Sub-Adviser acknowledges that it will be acting as a fiduciary for Adviser in the performance of its duties hereunder. The Sub-Adviser shall at no time have custody or physical control of any assets of the Fund.

The Sub-Adviser shall use the same skill and care in providing services to the Fund as it uses in providing services to other fiduciary accounts for which it has investment responsibility.

17.	GOVERNING LAW

The provisions of this Agreement shall be construed and interpreted in accordance with the laws of the state of Minnesota, or any of the applicable provisions of the Investment Company Act. To the extent that the laws of the state of Minnesota, or any of the provisions in this Agreement, conflict with applicable provisions of the Investment Company Act, the latter shall control.

18.	ENTIRE AGREEMENT

This Agreement constitutes the entire agreement of the parties with respect to management of the Fund and it supersedes and replaces any pre-existing agreement between the parties.

19.	ATTORNEYS’ FEES

In the event of any litigation between the parties with respect to the subject matter of this Agreement, the prevailing party shall be entitled to recover, in addition to any other relief awarded by the court, its reasonable attorneys’ fees.

20.	CAPTIONS

The captions in this Agreement are included for convenience only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect.

21.	SEVERABILITY

Each provision of this Agreement is intended to be severable from the others so that if any provision or term is found to be invalid or illegal for any reason whatsoever, such invalidity or illegality shall not affect the validity or legality of the remaining provisions and terms hereof.

22.	CONTACT INFORMATION

Each party agrees to provide to the other, and update as necessary, all specific contact information regarding individual’s names, phone numbers, facsimile numbers, e-mail addresses, and similar information for all back-up personnel, and for all personnel who have any individual responsibility for the operation of the Fund.

23.	NOTICES

Any notice under this Agreement shall be in writing delivered or mailed to the addresses listed below in person or by registered mail or a private mail or delivery service providing the sender with notice of receipt or through electronic means (excluding facsimile). Notice shall be deemed given on the date delivered or mailed in accordance with this paragraph.

The Trust at:

Securian Funds Trust

c/o Advantus Capital Management, Inc.

400 Robert Street North

St. Paul, Minnesota 55101-2098

Attn: President

The Adviser at:

Advantus Capital Management, Inc.

400 Robert Street North

Mail Station 15-3175

St. Paul, Minnesota 55101-2098

Attn: Chief Legal Officer

and the Sub-Adviser at:

T. Rowe Price Associates, Inc.

100 E. Pratt Street

Baltimore, Maryland 21202

Attention: David Oestreicher, Chief Legal Counsel

24.	CONFIDENTIALITY

a.	All information of or pertaining to the Trust, the Fund, the Adviser and any of its affiliates, whether stored on computer disk or as electronic media, to which the Sub-Adviser is given access or otherwise obtains in the course of its provision of the services under this Agreement, including but not limited to the Fund’s holdings and shareholder information (which includes, without limitation, names, addresses, telephone numbers, account numbers, demographic, financial and transactional information), is referred to as “Confidential Information.”

b.	Sub-Adviser shall hold all Confidential Information in confidence and shall not disclose any Confidential Information to any person, unless required to comply with applicable laws, rules and regulations or unless otherwise permitted hereunder. Sub-Adviser shall not use any such Confidential Information for purposes other than in connection with the services provided under this Agreement.

c.	The Sub-Adviser agrees to treat the Fund’s holdings as confidential information in accordance with the Trust’s “Policies and Procedures Regarding Disclosure of Fund Holdings” as such Policy may be amended from time to time, and to prohibit its employees from disclosing or trading while in possession of any such confidential information.

d.

If Sub-Adviser becomes legally compelled (by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, Sub-Adviser may disclose such Confidential Information to the extent legally required; provided, however, that Sub-Adviser shall (i) first notify the Trust of such legal process, unless such notice is prohibited by statute, rule or court order, (ii) attempt to obtain the Trust’s consent to such disclosure, and (iii) in the event consent is not given, agree to permit a motion to quash, or other similar procedural step, to frustrate the production or publication of information. In making any disclosure under such legal process, the parties agree to use commercially reasonable efforts to preserve the confidential nature of such information. Nothing herein shall require Sub-Adviser to fail to honor a validly issued subpoena, court or administrative order, or other legal requirement on a timely basis.

25.	COMPLIANCE

Upon execution of this Agreement, the Sub-Adviser shall provide the Adviser with the Sub-Adviser’s written policies and procedures (“Compliance Policies”) as required by Rule 206(4)-7 under the Investment Advisers Act. Throughout the term of this Agreement, the Sub-Adviser shall promptly submit to the Adviser: (i) any material changes to the Compliance Policies, (ii) notification of the commencement of a regulatory examination of the Sub-Adviser by any relevant regulatory authority related to the Fund or subadvisory services provided to the Fund, and a summary describing the results of any such examination and of any periodic testing of the Compliance Policies that relate to the services provided by the Sub-Adviser to the Fund, (iii) summary of any formal review of the Sub-Adviser’s Compliance Policies and (iv) notification of any material compliance matter that relates to the services provided by the Sub-Adviser to the Fund and Trust including, but not limited to, any material violation of the Compliance Policies or of the Sub-Adviser’s code of ethics and/or related code. Throughout the term of this Agreement, the Sub-Adviser shall provide the Adviser with any certifications, information and access to personnel and resources (including those resources that will permit testing of the Compliance Policies by the Adviser) that the Adviser may reasonably request to enable the Fund and Trust to comply with Rule 38a-1 under the Investment Company Act. The Sub-Adviser also agrees to provide such other information relating to the Sub-Adviser’s compliance program as may be reasonably requested by the Fund, the Trust, the Trust and Fund’s Chief Compliance Officer, or his or her authorized representative.

26.	USE OF NAME

(i)	The Sub-Adviser agrees not to use the names or any derivatives of the names Securian Funds Trust, Advantus Capital Management, Inc. or the names of any such entities’ affiliates without first obtaining the applicable entity’s express, written consent prior to the use of such name.

(ii)	The Adviser and its affiliates may use the name “T. Rowe Price” (the “Sub-Adviser Names”) only for so long as this Agreement or any extension, renewal, or amendment hereof remains in effect, so long as such use is in connection with Adviser’s obligations under this Agreement. At such times as this Agreement shall no longer be in effect, the Adviser and its affiliates shall cease to use such names or any other name indicating that it is advised by or otherwise connected with the Sub-Adviser and shall promptly change its name accordingly. The Adviser acknowledges that it has authority to use the Sub-Adviser Names through permission of the Sub-Adviser, and agrees that the Sub-Adviser reserves to itself and any successor to its business the right to grant the non-exclusive right to use the aforementioned names or any similar names to any other corporation or entity, including, but not limited to, any investment company of which the Sub-Adviser or any subsidiary or affiliate thereof or any successor to the business of any thereof shall be the investment adviser.

27.	QUALIFICATION IN FOREIGN JURISDICTIONS

If the Sub-Adviser manages a Fund that contains foreign securities, the Sub-Adviser agrees that it will identify and notify the Custodian to qualify the Fund under any such jurisdiction’s laws to hold and engage in securities transactions in each such jurisdiction. The Adviser shall assist with this process. At the request of the Adviser or Custodian, the Sub-Adviser will provide information needed to assist with the preparation and filing of tax reclaim documents for any foreign jurisdiction in which such reclaims may be made.

Sub-Adviser is not required to execute foreign currency trades through the Custodian but may trade with those foreign exchange counterparties that Sub-Adviser believes will provide the best service in accordance with its fiduciary duty to seek best execution. The Adviser acknowledges that in connection with the selection of counterparties, Sub-Adviser may be required to provide certain Fund information to broker/dealers (if requested in connection with their obligations to confirm the Fund’s credit capacity) and may also be required to request certain documentation from the Adviser.

It is understood that if the Fund is authorized to invest in foreign markets, then the Sub-Adviser may utilize the services of an affiliated adviser for trading and other services regarding any investments in foreign markets, provided that terms are no less favorable that an arms-length transaction and that the Sub-Adviser is responsible for all actions undertaken by such affiliates.

26.	NO GUARANTEE AS TO INVESTMENT PERFORMANCE

The Adviser and Sub-Adviser understand that the value of investments made for the Fund may go up as well as down and is not guaranteed, and that investment decisions will not always be profitable. Neither the Adviser nor the Sub-Adviser has made or is making any guarantees, including any guarantee as to any specific level of performance of the Fund or the performance of the Fund relative to any standard or index, including other clients of the Sub-Adviser. The Adviser and Sub-Adviser acknowledge that the Fund is designed for the described investment objective and is not intended as a complete investment program and also understand that investment decisions made on behalf of the Fund by Sub-Adviser are subject to various market and business risks.

27.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument, binding upon all parties to this Agreement, notwithstanding that all parties may not have executed the same counterpart.

IN WITNESS WHEREOF, the parties have duly executed this Agreement.

	ADVANTUS CAPITAL MANAGEMENT, INC. (ADVISER)		T. ROWE PRICE ASSOCIATES, INC. (SUB-ADVISER)

By:		By:

	(printed or typed name and title)		(printed or typed name and title)

By		By:

	(printed or typed name and title)		(printed or typed name and title)

EXHIBIT A

SCHEDULE OF FEES

In payment for the investment sub-advisory services to be rendered by the Sub-Adviser in respect of the Fund, the Adviser shall pay to the Sub-Adviser as full compensation for all services hereunder a fee computed at an annual rate which shall be a percentage of the average daily value of the net assets of the Fund as provided by State Street Bank & Trust Co. . The fee shall be payable quarterly by Adviser to Sub-Adviser within 30 days after Adviser’s receipt of the invoice.

The amount of such annual fee, as applied to the average daily value of the net assets of the Fund shall be as described in the schedule below:

Assets	Annual Fee**
All Assets of the Fund	50 bps on first $50 million
45 bps on next $50 million
40 bps reset at $100 million*
35 bps reset at $200 million*
32.5 bps reset at $500 million*
30 bps above $500 million

*	The Sub-Adviser will provide the Adviser transitional credits to eliminate any discontinuity between the tiered fee schedule and the flat 0.40% fee schedule once assets exceed $100 million, between the flat 0.40% fee schedule and flat 0.35% fee schedule once assets reach $200 million, and between the flat 0.35% fee schedule and the flat 0.325% once assets reach $500 million. The credits will apply at asset levels between approximately $83.3 million and $100 million, at assets levels between approximately $175 million and $200 million, and at assets levels between approximately $464.3 million and $500 million.

To accommodate circumstances where the Fund’s assets fall beneath $100 million and to prevent a decline in the Fund’s assets from causing an increase in the absolute dollar fee, the Sub-Adviser will provide a transitional credit to cushion the impact of reverting to the original tiered fee schedule and will have the effect of reducing the dollar fee until assets either (a) exceed $100 million, when the flat fee would be triggered, or (b) fall below a threshold of approximately $83.3 million, where the tiered fee schedule would be fully re-applied.

The credit is determined by multiplying the difference between the tiered fee schedule and the flat 0.40% fee schedule by the difference between the current portfolio size for billing purposes and the $83.3 million threshold, divided by the difference between $100 million and the $83.3 million threshold. The credit would approach $75,000 annually when the Fund’s assets were close to $100 million and fall to zero at approximately $83.3 million.

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The annualized transitional credit is determined as follows, and the appropriate portion thereof (based upon the number of days in the month) will be applied as the credit to fees assessed:

Current Portfolio Size for Billing Purposes - $83,333,333.33	$75,000
$16,666,666.67

To accommodate circumstances where the Fund’s assets fall beneath $200 million and to prevent a decline in the Fund’s assets from causing an increase in the absolute dollar fee, the Sub-Adviser will provide a transitional credit to cushion the impact of reverting to the original tiered fee schedule and will have the effect of reducing the dollar fee until assets either (a) exceed $200 million, when the flat fee would be triggered, or (b) fall below a threshold of approximately $175 million, where the tiered fee schedule would be fully re-applied.

The credit is determined by multiplying the difference between the flat 0.40% fee schedule and the flat 0.35% fee schedule by the difference between the current portfolio size for billing purposes and the $175 million threshold, divided by the difference between $200 million and the $175 million threshold. The credit would approach $100,000 annually when the Fund’s assets were close to $200 million and fall to zero at approximately $175 million.

The annualized transitional credit is determined as follows, and the appropriate portion thereof (based upon the number of days in the month) will be applied as the credit to fees assessed:

Current Portfolio Size for Billing Purposes - $175,000,000	$100,000
$25,000,000

To accommodate circumstances where the Fund’s assets fall beneath $500 million and to prevent a decline in the Fund’s assets from causing an increase in the absolute dollar fee, the Sub-Adviser will provide a transitional credit to cushion the impact of reverting to the original tiered fee schedule and will have the effect of reducing the dollar fee until assets either (a) exceed $500 million, when the flat fee would be triggered, or (b) fall below a threshold of approximately $464.3 million, where the tiered fee schedule would be fully re-applied.

The credit is determined by multiplying the difference between the flat 0.35% fee schedule and the flat 0.325% fee schedule by the difference between the current portfolio size for billing purposes and the $464.3 million threshold, divided by the difference between $500 million and the $464.3 million threshold. The credit would approach $125,000 annually when the Fund’s assets were close to $500 million and fall to zero at approximately $464.3 million.

The annualized transitional credit is determined as follows, and the appropriate portion thereof (based upon the number of days in the month) will be applied as the credit to fees assessed:

Current Portfolio Size for Billing Purposes - $464,285,714.29	$125,000
$35,714,285.71

**	Assets are aggregated with assets of the Advantus-Minnesota Life Ins. Co. Value Separate Account for purposes of calculating the fee.

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